Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Christopher Carroll Senior Vice President and Chief Accounting Officer Interpublic Group 909 Third Avenue New York, NY 10022 www.interpublic.com (212) 704-1430

Aug 1, 2018

Robert S. Littlepage
Accountant Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 26, 2018
Form 10-Q for the Quarter Ended March 31, 2018
Filed April 27, 2018
File No. 001-06686

Dear Mr. Littlepage:

By letter dated July 18, 2018, the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided certain comments on the Quarterly Report on Form 10-Q of The Interpublic Group of Companies, Inc. (the “Company,” “Interpublic,” "IPG" or “we”) for the quarter ended March 31, 2018, filed on April 27, 2018. This letter sets forth our response to these comments. For convenience, we have reproduced the comment below in italics and have provided our response immediately below.

Form 10-Q for the Quarter Ended March 31, 2018
Notes to Consolidated Financial Statements
Note 3: Revenue, page 10

1. We note your disclosure on page 14 regarding your branding arrangements. Please tell us what two specific performance obligations you have identified and how you determined you were the principal for both services. Reference ASC 606-10-25-19 through 22, ASC 606-10-55-36 through 40 and ASC 606-10-50-12.

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Branding Services:

Services offered under our branding contracts, which are less than 1% of our total revenue, are typically comprised of 1) a concept creation phase and 2) the implementation of the brand campaign material (i.e. an implementation phase). A customer may contract for either of these services or for both of these services.

Identification of Performance Obligations

Concept creation services - As part of concept creation services, IPG agencies provide services that are intended to conceptualize a client’s aspirations and goals, with the ultimate aim to enhance the client’s consumers’ perception of the client’s brand. As part of these services, an IPG creative team generates ideas, mood boards, and related materials for the client to review and approve, resulting in creative development of a brand(s). Third parties may also be involved in the delivery of certain services or development of related materials within the creative concept development phase. For example, a third party may be engaged to provide photography or printing services as part of overall concept creation (our evaluation of the principal versus agent guidance is further discussed below). Though a customer could benefit from various individual services performed as part of a creative services contract, the nature of our promise to the customer is to transfer an integrated service that culminates in development of a new brand strategy. Consistent with ASC 606-10-25-21, the individual services, whether performed by us in totality or if they include certain third parties' services, represent inputs used to deliver the combined service for which the customer has contracted (i.e. the final concept).

Upon the client’s final approval of the brand concept, IPG could also be engaged to implement the client’s campaign by performing the actual promotion, advertising and design services necessary to launch the client’s new brand. In addition to promotion, advertising and design services, implementation services may also include optimizing customer journeys and providing insight into a campaign effectiveness through real-time data and analytics.

In instances where IPG has been contracted to perform both creative concept services and brand implementation services, we have concluded that each service represents a separate performance obligation. The Company has determined that the customer derives utility from each service on its own as each service in the Company’s branding contracts generates economic benefit for the client and are, therefore, each capable of being distinct in accordance with ASC 606-10-25-19(a). More specifically, the client derives stand-alone benefit from the strategy and creative services in the form of new brand insights, image and concepts. Likewise, the client derives distinct benefit from implementation services in the form of IPG’s engagement to actually launch a brand concept. Each of these services may be sold

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

on a stand-alone basis by IPG or other third party vendors. This is further evidenced by the fact that certain clients contract with IPG to perform either concept creation services or implementation services independently from one another (i.e. concept creation services and implementation services are sold separately) consistent with the guidance in ASC 606-10-25-20.

The concept creation and implementation services are also separately identifiable in accordance with ASC 606-10-25-19(b). In reaching this conclusion, we considered the factors in ASC 606-10-25-21, noting there is no significant integration, bundling, or combining of outputs between concept creation services and implementation services. While IPG may provide both concept creation and implementation services in one contractual agreement, the Company is not providing a significant integration service that transforms the concept creation and implementation services into a combined output. Additionally, while implementation services can include launching different aspects of the creative plan developed during the concept creation service engagement, the implementation services do not significantly modify or customize the concept creation services. For example, IPG might be engaged to implement only certain pieces of the overall branding concept, like tracking the consumer journey portion but not engaged to implement the advertising or media portion. Lastly, the creative materials provided to the customer at the end of the concept creation services and the follow on implementation services do not each significantly affect the other and are therefore not highly interdependent or interrelated. IPG would be able to fulfill its promise to transfer concept creation services separately from its promise to implement a creative concept. This is further evidenced by the fact that the customer could engage a different agency to perform implementation services based on the creative plan developed by IPG or engage IPG to perform implementation services based on the creative plan provided by another agency.

As a result, IPG identified concept creation and implementation services as separate performance obligations under ASC 606-10-25-19.

Principal vs. Agent

Management noted that both concept creation services and implementation services may involve third parties providing goods or services in the course of delivery as described in ASC 606-10-55-36. Examples of activities for which third parties may be involved include, but are not limited to, photography, printing, video production, and various other tasks that relate to delivering a brand concept to the client.

Concept Creation Services:

As discussed above, when a customer contracts with IPG for concept creation services, the Company provides a significant service of integrating services provided by IPG with services provided by third parties into a

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

combined output, the development of the creative concept for which the customer contracted. As outlined in ASC 606-10-55-37A(c), we concluded that the Company controls the concept creation services before they are transferred to the customer. This is because IPG first obtains control of the inputs to the specified good or service, which includes goods or services from other parties, and directs their use to create the combined output that is the specified good or service.
Implementation Services:
As discussed above, when a customer contracts with IPG for implementation services, the Company provides a significant service of integrating services provided by IPG with services provided by third parties into a combined output, the implementation of the brand concepts for which the customer contracted. As outlined in ASC 606-10-55-37A(c), we concluded that the Company controls the implementation services before they are transferred to the customer. This is because IPG first obtains control of the inputs to the specified good or service, which includes goods or services from other parties, and directs their use to create the combined output that is the specified good or service.
In conclusion, IPG is considered to be a principal in regards to both concept creation and implementation services.

2. Please provide us with your analysis regarding how you determined you had one performance obligation in your events and public relations arrangements. In addition, tell us how you determined you were acting as the principal in these arrangements. Reference ASC 606-10-25-19 through 22 and ASC 606-10-55-36 through 40.

Events Services:

Services covered by events contracts primarily consist of the creation and execution of event services (e.g. corporate conferences, marketing events, trade shows, etc.). An event generally begins with the creation of an event idea, concept, or strategy (“creative services”). These creative services are performed in-house at the agency. Upon final approval of the event concept, the agency will oversee the production and execution of the event (“activation services”). Generally, execution of the event is performed by third party providers and the events agency is engaged by the client to coordinate the overall execution process according to the event concept and the client’s instructions and policies. This often includes conducting the third party supplier/vendor bidding process, coordinating third party invoicing, general administration of the contract and verifying that the production event is produced on time and in accordance with the client’s instructions and specifications. Typically, third party production vendors are chosen via a pre-approved vendor listing established by the client/customer.

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Identification of Performance Obligations

In order to determine whether the services (creative services and activation services of events) promised by IPG to its clients would be considered distinct and thereby represent separate performance obligations under ASC 606-10-25-14(a), management considered the guidance under ASC 606-10-25-19.

Capable of being distinct - ASC 606-10-25-19 (a) - the client derives stand-alone benefit from various events services:

(a)	Event creative services: IPG uses its creative expertise to conceive and plan custom marketing events for its clients. These plans can then be used to execute the event(s).

(b)
Event activation services: After planning an event, IPG (along with third party vendors) carries out the event that it created for the client. This may include setup, staffing, design, catering, and all other functions necessary to ensure the completion of the event. These events help the clients improve their brand awareness and perception, and increase sales.

A service is “capable of being distinct” if the customer can benefit from that good or service either on its own or with other resources that are readily available. Management has determined that the promised services are capable of being distinct in accordance with ASC 606-10-25-19(a), since a client can benefit from each of the above services on a standalone basis. This is evidenced by the fact that the client could hypothetically employ IPG to perform either of the services independently from one another (i.e. creation services can be used separately from activation services), although this may be impractical, especially in short duration events.

Distinct within the context of the contract - ASC 606-10-25-19 (b) - the services are not separately identifiable from other promises in the contract, as IPG performs a significant service of integrating the individual services into a single combined service, which is the final event for which the customer has contracted. In order to determine whether the two services outlined above would meet this criterion, management considered the guidance in ASC 606-10-25-21.

In order to organize an event, IPG needs to integrate creative services and individual goods and services provided by third parties during the activation phase. IPG is responsible for the overall project management of the event, which requires the performance and integration of various activities including developing and managing an overall timeline, governing the overall execution, including pre-production activities and onsite supervision at the event, identifying and managing vendors, developing and executing venue designs and layouts, general oversight,

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

and various forms of reporting. Customers expect that IPG is responsible for fulfilling all aspects of the arrangement, including interaction with third party contractors, participating in regular meetings and providing weekly, or as needed, status reports to monitor progress, monitoring budgets and the incurrence of costs and activities necessary to carry out the event.

If there are any modifications to the plans or customer specifications for the event, IPG is responsible for developing and communicating revisions to the various third party contractors and for ensuring that any modifications conform with the revised plans. Therefore, from the customer’s perspective, individual services provided under the events contract are inputs to produce a single combined output, the completed event. Since the creative and execution services need to be integrated into one combined deliverable, these services are not distinct within the context of the contract as described in ASC 606-10-25-21 (a).

The event creation and event execution services in a contract cannot be treated as distinct services. Management has concluded that the promise to transfer each service to the customer cannot be separately identifiable from each other within the context of the contract (thus, the criterion in ASC 606-10-25-19(b) is not met), therefore event services represent a single performance obligation.

Principal vs. Agent

IPG considered the guidance contained in ASC 606-10-50-55-36 and 55-37 through 55-37A. ASC 606-10-50-55-37 states that an entity that is a principal may engage another party or subcontractor to satisfy some or all of the performance obligation, which is applicable to IPG’s events contracts. Further, IPG provides a significant service of integrating the work of multiple outside parties as well as our own services into a final event which is then transferred to the customer. This demonstrates that IPG obtains control of the inputs received from the third parties, and then directs their use to create a combined output, therefore meeting the factors described in ASC 606-10-55-37A(c). Since IPG provides a significant service of integrating creative and execution services into the combined output that is the event for which the customer contracted, IPG controls the event before it is transferred to the customer. ASU 2016-08 provides example 46 to illustrate the principal agent assessment in an instance where the entity provides a significant service of integrating goods or services provided by another party into the specified good or service for which the customer has contracted. That assessment resulted in a conclusion consistent with our determination that the Company is a principal in event contracts that utilize third party service providers.

In conclusion, IPG is considered to be a principal in regards to events services provided.

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Public Relations Services:

Services covered by our public relations contracts typically include a broad range of services including, but not limited to, strategic planning, social media strategy and monitoring, public relations account management and planning, creating media materials and content, and developing and executing communication strategies. The primary objective is to market and promote to the public messaging that is in line with the client’s overall objectives. These services are typically detailed in the contracts as examples of activities to be provided by the agency as requested by the client.

Identification of Performance Obligations

Capable of being distinct - ASC 606-10-25-19 (a) - the client derives stand-alone benefit from various public relations services. Management has determined that the promised services are capable of being distinct in accordance with ASC 606-10-25-19 (a), since a client can benefit from each of the services on a standalone basis. This is evidenced by the fact that the client could hypothetically employ IPG to perform certain services independently from one another (i.e. a customer could derive utility from strategic planning services separately from the receipt of forecasting activity reports).

Distinct within the context of the contract - ASC 606-10-25-19 (b) - the services are not separately identifiable from other promises in the contract, as there is significant integration between various public relations services. All of the work performed for public relations services is highly integrated to deliver a public relations campaign and to market and promote to the public the client’s message in line with their desired objectives. In order to execute a public relations campaign, IPG needs to integrate services, such as social media strategy and monitoring, public relations account management and planning, media materials and content creation, and development and execution of communication strategies. From the customer’s perspective, the nature of IPG's promise is to provide an integrated public relations strategy. As such, individual services provided under the public relations contract are inputs to produce a single combined output, a successful public relations campaign. Additionally, public relations services contracts typically are retainer-based and do not provide for specific services to be delivered at specific times, but rather encompass providing the full range of services as needed or requested by the client. Since various public relations services need to be integrated into one combined deliverable, these services are not distinct within the context of the contract as described in ASC 606-10-25-21(a).

As such, various components of public relations services cannot be treated as distinct performance obligations. Management has concluded that the promise to transfer each service to the customer cannot be separately identifiable from each other within the context of the contract (thus, the

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

criterion in ASC 606-10-25-19(b) is not met), and event services represent a single performance obligation.

Principal vs. Agent

Public Relations services may involve third parties providing goods or services in the course of delivery as described in ASC 606-10-55-36, although these costs are typically not material to the contract for such services. As the Company provides a significant service of integrating various services provided by third parties along with IPG services into the combined output, the overall public relations campaign, IPG therefore controls the inputs before the integrated service is transferred to the customer, as described in ASC 606-10-55-37A(c).

In conclusion, IPG is considered to be a principal in regards to public relations services.

3. Please provide us with your analysis regarding how you determined you had two performance obligations in both your advertising and media business. In addition, tell us how you determined you were the agent for your production and media buying services. Reference ASC 606-10-25-19 through 22 and ASC 606-10-55-36 through 40.

Advertising Services:

Advertising contracts typically include two specified services: the creation and development of the advertising campaign material (“creative services”) and the actual production and distribution of the advertising material (“production services”). However, IPG agencies may have stand-alone contracts for just creative services or production service, with the other services performed by a different agency.

Creative services: Creative services include wide-ranging services that generally involve the creation of an advertising idea, concept, campaign, or marketing strategy. This creative process begins with extensive client engagement and feedback, followed by discussions and brainstorming sessions among the IPG creative team. The primary objective is to create marketing/advertising ideas and content in line with the client’s overall objectives. The creative advertising services IPG agencies provide are intended to conceptualize the client’s aspirations and goals, and the ultimate aim is to persuade the client’s consumers to purchase the client’s products or services. As part of the creative services, the IPG creative team generates ideas and story boards, prepares related materials and deliverables, and presents them to the client for their review and approval.

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Production services: Production services include using the client’s creative content (or the advertising concept that IPG or another provider delivered in the creative phase) and mass producing it for eventual distribution. Generally, production services are performed by third party providers and IPG is engaged by the client to coordinate the overall production process according to the client’s instructions and policies. Similar to traditional production, digital production services are generally performed by third party providers and IPG is likewise engaged by the client to coordinate the overall production process.

Identification of Performance Obligations

Creative and Production Services: Creative and production services are distinct performance obligations based on the following:

Capable of being distinct - ASC 606-10-25-19 (a) - Both specified services (creative and production services) are capable of being distinct as the customer derives stand-alone benefit from each service separately. We have determined that the creative and production services each meet the criterion in paragraph 606-10-25-19(a) as the customer can benefit from the creative services on its own or together with other readily available resources (for example, production services available from alternative providers). The customer also can benefit from the production services together with other resources that the customer will already have obtained from a different entity. Additionally, each of these services is regularly sold on a stand-alone basis by IPG or other third party vendors or agencies. For example, IPG is often engaged to provide only the creative services for a customer. In such instances, IPG would then pass along the creative design to the customer who would share it with another vendor it has engaged to perform production services. Conversely, if IPG is only contracted for production services, IPG receives the creative design from the customer and then will arrange for a third party to perform the production services based on that creative design.

Distinct within the context of the contract - ASC 606-10-25-19 (b) - As outlined in ASC 606-10-25-21, in assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. For IPG, the specified services being provided are transferred individually to the customer, which suggests that there are two specified services in the arrangement. We have considered the factors in 606-10-25-21 that indicate that two or more promises

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

to transfer goods or services to a customer are not separately identifiable.

IPG is not providing a significant service of integrating the creative services with the production services. The entity has promised to perform creative services and then arrange for production services to be performed by others. Though it is not until the creative services have been completed that production services can be performed, IPG has not promised to combine the creative services and the production services in a way that would transform them into a combined output. IPG would be able to fulfill its promise to transfer the creative services separately from its promise to subsequently arrange third parties to perform production services.

Additionally, creative and production services do not significantly modify or customize one another. Although production services execute on the creative development, the production services do not customize the creative services.

For IPG, although the customer can benefit from the production services only after the creative services have been completed, the production services do not significantly affect the creative services because the entity would be able to fulfill its promise to transfer the creative services independently of its promise to deliver the production services. Because the creative and the production services do not each significantly affect the other, they are not highly interdependent or highly interrelated. Creative and production services are able to be transferred separately and can be benefited from independently. Both creative and production services include separate, distinct deliverables which are often sold separately, evidencing that IPG is capable of fulfilling its promises by transferring each independently. As such, both of the specified services are separately identifiable. Therefore, the promises are considered to be distinct in the context of the contract.

As a result, IPG identified creative and production services as separate performance obligations under ASC 606-10-25-19.

Principal vs. Agent

Production services typically involve third parties providing goods or services in the course of delivery, dependent on the form of the final deliverable(s), as described in ASC 606-10-55-36. Management reviewed the three indicators in ASC 606-10-55-39 for the production services performance obligation as detailed below.

Production Services:

As it relates to the production services performance obligation, in accordance with ASU 2016-08, an entity must evaluate whether it controls

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

a good or service before it is transferred to the customer in determining whether or not the entity is a principal or an agent in the transaction. The indicators outlined in ASC 606-10-55-39 are provided to help entities make that determination:

a.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

Although IPG is not responsible for performing the production work, IPG has a significant level of oversight associated with the production work that is being completed by a third party vendor and is typically the main point of contact for the customer throughout production. The third party vendors with which IPG contracts on behalf of the customer are responsible for the actual production of the related advertisement campaign and key production items, such as studio set, mechanical production, and digital equipment. Further, the customer must approve the vendor selection prior to IPG procuring the third parties’ services.

To the extent multiple vendors are utilized (e.g. a vendor each for production, talent selection, and editing), the customer requires approval of all vendors selected in conjunction with the triple bidding process or an established pre-approved vendor listing. The vendors on the list are asked to submit bids in a formal bidding process in which the customer has final approval over the vendor selected. The contracts include language specifically limiting IPG’s vendor selection to “Permitted Parties” and/or requires client approval prior to engaging vendors and incurring third party costs.

After the vendor selection process has been completed and approved, the advertising agency will typically interact with the vendor(s) on behalf of their customer to ensure delivery of the related product or service. While IPG oversees the development of the advertising material throughout the production process and ensures that it meets the customer’s specifications, IPG’s obligation to the customer is to arrange for the production of the advertisement concept that was developed during the creative work and approved by the customer. However, the third party vendor is ultimately responsible for fulfilling obligations associated with the production, including remedies to a customer for dissatisfaction with the production services. IPG will often assist the customers in resolving complaints identified during the production process. For example, if the vendor utilized talent that appeared to be outside the specified age group, IPG would discuss with the vendor and ensure appropriate adjustments were made to align with the customer’s specifications. Mere involvement in the process of resolving complaints with the service provided by a third party does not make IPG responsible for fulfillment as is illustrated by example 47 in ASC 606. In that example, while a travel agency assists customers in resolving complaints with the services provided by the airlines, the example concludes that each airline is responsible for fulfilling obligations associated with the ticket, not the travel agency.

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

While IPG is authorized to act on the customer's behalf and oversee the production work, the customer has the final determination on the acceptability of any produced goods or services. In most instances, the customer is also involved in production oversight and interacts with vendors directly, especially in TV and radio production that requires more oversight of vendors. Because the customer directs the vendors, IPG does not obtain the right to the services of the third party vendor that it can redirect to other customers. Rather, IPG’s promise is to facilitate and arrange for the provision of the production services by the third party vendor to the client.

Additionally, during production, if changes need to be made and require customer approval, such changes will be discussed between the vendor and IPG, and IPG will interact directly with the customer to obtain the customer’s approval for such changes. Therefore, we believe that the customer would view the vendor and not IPG as primarily responsible for fulfilling the production promises included in the contract.

b.	The entity has inventory risk

IPG does not have inventory risk related to the work-in-process or completed advertising materials for production work performed by a third party vendor. IPG does not obtain, or commit to obtain, any specified good or service before obtaining a contract with a customer, and ultimately requires the customer’s approval before procuring services on their behalf. IPG does not purchase any of the associated production equipment or related material on behalf of its customers and cannot redirect any of the production work completed by the third party vendor to another customer. In the event of any modifications, revisions, or cancellations, the customer is liable to the IPG agency for any costs incurred through the date of modification or cancellation.

Based on the above factors, IPG has concluded we do not have inventory risk.

c.	The entity has discretion in establishing the price for the specified good or service.

IPG does not have discretion in establishing the price of production services provided by third party vendors. In many instances, customers pay IPG an amount equal to the third party cost and we do not typically earn a contractually stated profit margin on the production services.

Furthermore, the customer is responsible for all expenses. If any production changes cause revisions to the budget that was established and pre-approved by the client and if these changes are outside of the approved range, additional verbal or written approval needs to be obtained from the customer.

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

As such, IPG does not have discretion in establishing pricing for third party vendor services.

Given the facts and analysis set forth above, IPG is acting as an agent of the advertiser client, arranging for production services to be provided by third parties. Revenue from production performance obligations is therefore recognized on a net basis under ASC 606, and IPG records revenue for its fee or commission earned for arranging the services on behalf of customers. The fee is representative of the revenue received from the customer less any third party costs that IPG pays on behalf of the customer to the third party related to the production performance obligation.

Media Services:

Services covered by media contracts are typically divided between 1) the planning and development of the advertising campaign or strategy (“media planning services”) and 2) the actual purchase (placement) of the advertisement (“media buying services”). However, IPG also has stand-alone contracts solely for media planning services or solely for media buying services, with the other services performed by a different agency or by the client.

Media Planning Services: Media planning services include wide-ranging services that generally involve the creation of a media campaign, media strategy, and media buying guidelines. The planning process begins through discussions with the client about their products, budget, and consumers they want to reach. IPG will then perform detailed research to determine the most cost efficient ways to reach the intended targeted consumer and pricing analysis between different media sources. Based on the results of the analysis performed as well as ongoing conversations with the client, the agency recommends a detailed media plan to its client and develops a buying guideline. This buying guideline includes the most strategic platforms to benefit the client and, based upon the client’s media budget, an estimate of how much media the agency could purchase on the client’s behalf.

Media Buying Services: In addition to media planning, IPG might also be contracted to arrange for the procurement of media (either in the same contract or separately). Media buying services primarily include negotiating with the media vendors and arranging for the purchase of media spots on the client’s behalf and may also include administrative tasks, such as paying the vendors, or monitoring and reporting the performance of the ads. IPG is engaged by the client to coordinate and purchase the media spots according to the client’s media plan and buying guidelines, while the media vendors selected by the client are responsible for publishing or transmitting the ads.

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Identification of Performance Obligations

Media Planning and Media Buying Services: Media planning and media buying services are distinct performance obligations based on the following:

Capable of being distinct - ASC 606-10-25-19 (a) - the client derives stand-alone benefit from the media planning service and the media buying service. These services are sold on a stand-alone basis by the agencies or other third party vendors. This is further evidenced by the fact that customers contract with IPG for only stand-alone media planning services or only stand-alone media buying services, which indicates that the customer can benefit from media planning or media buying services separately or with other readily available resources, therefore meeting the criteria as described in ASC 606-10-25-20. For example, upon the completion of the media plan, the client may execute the media plan using another agency or on its own.

Distinct within the context of the contract - ASC 606-10-25-19 (b) - these services are separately identifiable, as IPG is not providing a significant service of integrating or combining media planning and media buying services. While an advertising agency may provide both media planning and media buying services in one contractual agreement, these services are not integrated into one bundled deliverable. Media is purchased based upon the media plan and buying guidelines developed during the media planning; however, the media plan and buying guidelines provided to the customer at the end of the media planning work represent a separate service that is not highly interdependent or interrelated with the media buying services, and therefore not meeting the criteria described in ASC 606-10-25-21. This is further evidenced by the fact that the customer could engage a different agency to purchase media or may purchase media on its own (through an “in-house” media placement group) based on the media plan and buying guidelines developed separately by IPG. Furthermore, media buying is not highly interdependent or interrelated with the media planning services, because media could be purchased by the client from a media vendor with or without the media plan, and therefore does not meet the criteria described in ASC 606-10-25-21.

Based on the analysis above, the advertising media contracts have two distinct performance obligations for media planning services and for media buying services and should not be combined in accordance with the guidance in ASC 606-10-25-22.

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

Principal vs. Agent

Management noted media buying services involve third parties providing goods or services in the course of delivery as described in ASC 606-10-55-36. Management further identified media purchases as the primary good or service to be provided by a third party in performing media buying services (ASC 606-10-55-36A). Management reviewed the three indicators in ASC 606-10-55-39 for media buying services performance obligation as detailed below.

Media Buying Services:

Based on the analysis of the criteria in ASC 606-10-55-39, additional guidance provided in the ASU 2016-08, and Example 48 in ASC 606-10-55-330 to 334, management concluded that IPG acts as an agent for the identified performance obligation relating to media buying services, because the related goods or services are provided by third parties and IPG is merely arranging for the purchase of the client’s desired media spots through media vendors:

a.
The entity is primarily responsible for fulfilling the promise to provide the specified good or service. The agency is engaged by the client to coordinate and purchase the media spots according to the client’s media plan and buying guidelines, while the media vendors selected by the client are responsible for publishing or transmitting the ads. IPG is not responsible for the vendor’s non-performance (failure to run, interrupted spot, etc.), and the vendor will provide make-good media or refund client’s account in the event of a vendor’s non-performance. Furthermore, IPG does not own any media platforms (traditional or digital) that would allow IPG to fulfill delivery of media spots.

b.
The entity has inventory risk. Inventory under a media buying contract would include rights to media spots in various mediums (TV, radio, digital, print, etc.). Similar to Example 48 in ASC 606-10-55-330 to 334, IPG neither purchases nor commits itself to purchase media spots before they are sold to clients and does not take control of the media as it is directly transferred by the vendor to the client. Furthermore, IPG contracts typically have terms for sequential liability. Therefore, IPG does not have inventory risk with respect to the media spots, and, because of the terms of sequential liability, IPG is only liable to the amount received from the client.

c.
The entity has discretion in establishing the price for the specified goods or services. The agency is unable to set pricing for third party vendor costs and merely facilitates the media purchase between the vendor and the client based on the client’s predefined media budget. The agency is required to receive preapproval for any media spend prior to placement of media spots. This approval process further indicates that IPG is not able to set pricing or select vendors.

Mr. Robert S. Littlepage
United States Securities and Exchange Commission

In conclusion, IPG is considered to be an agent in regards to media buying services, merely arranging for the procurement of media spots on behalf of our client.

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The Company’s disclosures regarding accounting policies in the quarterly report on Form 10-Q for the Quarter Ended March 31, 2018 in Note 3 and the responses in this letter represent the vast majority of situations and conclusions reached as identified in a wide review of the Company’s contracts. The Company reviews each contact individually to determine the proper accounting treatment in accordance with ASC 606, Revenue from Contracts with Customers, irrespective of the overall prevailing conclusions contained within our disclosures and set forth in this letter.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 704-1430.

Sincerely,
/s/ Christopher Carroll
Christopher Carroll
Senior Vice President,
Controller and Chief Accounting Officer